

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

<u>Via E-mail</u>
John D. Sheehan
Executive Vice President and
Chief Financial Officer
Mylan Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317

> **Re: Mylan Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 24, 2011**
> **File No. 001-9114**

Dear Mr. Sheehan:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

<u>Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations 2010 Compared to 2009, page 53</u>

1. In your discussion of the Generics Segment you reference several factors that contributed to the increase in revenues. This discussion did not quantify the impact that each of these significant factors had individually. Please provide us proposed disclosure to be included in future periodic reports that quantifies the change that resulted from each of the significant factors referenced. This also applies to other disclosure in your document where multiple factors are referenced, but not quantified.

Liquidity and Capital Resources, page 62

2. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash from/used in operating activities, investing activities and financing activities for all periods presented.

Notes to Consolidated Financial Statements
10. Income Taxes, page 107

3. Your foreign operations accounted for 51%, 53% and 55% of your revenues and 177%, 317% and 356% of your pre-tax income in 2010, 2009 and 2008. Please provide us proposed disclosure for MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales.

16. Contingencies, page 117

4. For certain of your legal proceedings where accruals have been recorded you state, "There are no assurances that settlements and/or adverse judgments can be reached on acceptable terms or that adverse judgments, if any, in the remaining litigation will not exceed the amounts currently provided for." We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated.

Other Litigation, page 120

5. You state that the ultimate outcome of any such proceeding is not expected to have a material adverse effect on your financial position, results of operations or cash flows. It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Please provide us proposed disclosure to be included in future periodic reports to provide information in the context of that which is material to your financial statements, rather than any variation thereof.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

John D. Sheehan
Mylan Inc.
June 14, 2011
Page 3

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant